[Letterhead of Sutherland Asbill & Brennan LLP]

November 15, 2016

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       TICC Capital Corp.

Pre-Effective Amendment No. 1 to the Registration Statement

on Form N-2, Filed July 17, 2015

File No. 333-202672

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 12, 2015 with respect to pre-effective amendment no. 1 to the Company’s registration statement on Form N-2 (File No. 333-202672) filed with the Commission on July 17, 2015 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). Each of the Staff’s comments is set forth below in italics and followed by the Company’s response. The revisions to the Prospectus referenced in the below responses are set forth in Pre-Effective Amendment No. 2 to the Registration Statement, filed with the Commission concurrently herewith.

1.	Since the Company has filed with the Commission its quarterly report on Form 10-Q for the quarter ended June 30, 2015, please update the Registration Statement to incorporate the information in the Company’s Form 10-Q for the quarter ended June 30, 2015.

Dominic Minore, Esq.

November 15, 2016

The Company has revised the Prospectus to incorporate the information in the Company’s Form 10-K for the year ended December 31, 2015 and the Company’s Form 10-Q for the quarter ended September 30, 2016 in response to the Staff’s comment.

2.	The Staff notes the Company’s response to prior comment 11 of the Company’s letter, dated July 17, 2015 (the “Prior Letter”). Please confirm that if the Company enters into a swap or derivative in the future, the Company will undertake to provide additional disclosure regarding the specific terms of such swap or derivative. In addition, please enhance the disclosure in the Prospectus to include the following:

“To the extent the Company enters into any swaps or derivatives in the future, for purposes of computing the capital gains incentive fee, the Company will become entitled to a capital gains incentive fee only upon the termination or disposition of a swap or derivative, at which point all net gains and losses of the underlying loans constituting the reference assets of the swap or derivative will be realized. For purposes of computing the incentive fee on income, the Company would not be entitled to an incentive fee on income with respect to a swap or derivative. Any unrealized appreciation on such swap or derivative would be reflected in total assets on the Company’s consolidated balance sheets and included in the computation of the base management fee.

While the Company’s Investment Advisory Agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the AICPA Technical Practice Aid for investment companies, we accrue capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable if the Company’s entire investment portfolio was liquidated at its fair value as of the balance sheet date even though the Company is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

For purposes of the asset coverage ratio test applicable to us as a BDC, we will treat the outstanding notional amount of a swap or derivative, less the total amount of cash collateral posted by the counterparty under such swap or derivative, as a senior security for the life of that instrument. We may, however, accord different treatment to such swap or derivative in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, we will treat each loan underlying as swap or derivative as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. A swap or derivative would be disclosed as a portfolio company on our schedule of investments. We may, however, accord different treatment to such swap or derivative in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.”

Dominic Minore, Esq.

November 15, 2016

The Company has added the above-referenced disclosure to the Prospectus in response to the Staff’s comment. See page 137 of the Prospectus. In addition, the Company confirms that if the Company enters into a swap or derivative in the future, the Company will undertake to provide additional disclosure regarding the specific terms of such swap or derivative.

3.	The Staff notes the Company’s responses to prior comments 21, 22 and 23 of the Prior Letter. Please specifically acknowledge and undertake to provide in a prospectus supplement the additional disclosure requested by the Staff in comments 21, 22 and 23 in the Prior Letter.

The Company acknowledges the Staff’s comments 21, 22 and 23 in the Prior Letter and confirms to the Staff the following:

•	The prospectus supplement will disclose, as applicable, that none of the Company’s indebtedness is currently subordinated to the debt securities. It will also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

•	The prospectus supplement will disclose, as applicable, whether the debt securities are “structurally subordinated” and, also whether “effectively subordinated,” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated will be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities.

•	The prospectus supplement will disclose whether the debt securities will be subject to any sinking fund and, if not, the significance thereof; for example, the prospectus supplement will state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

4.	Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be contractually senior in priority to other outstanding debt of the Company.

The Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be contractually senior in priority to other outstanding debt of the Company.

5.	The Staff notes the Company’s response to prior comment 33 of the Prior Letter. In addition, please represent to the Staff that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. Also please provide a general explanation as to why the Company believes it can cover its unfunded commitments.

Dominic Minore, Esq.

November 15, 2016

The Company represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments because as of September 30, 2016 and December 31, 2015, respectively, the Company had sufficient cash and cash equivalents to cover the value of its unfunded commitments.

6.	The Staff notes the Company’s response to prior comment 35 of the Prior Letter. Please revise your response to clearly undertake that the Company will file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

The Company undertakes to file, as an exhibit to a post-effective amendment with each takedown from the Registration Statement, an unqualified legality opinion and related consent of counsel that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

7.	The Staff notes that the members of TICC Management, LLC (the “Adviser”), the investment adviser to the Company, have entered into a purchase agreement with an affiliate of Benefit Street Partners L.L.C. (“BSP”), pursuant to which BSP will acquire control of the Adviser (the “Transaction”). Please revise the disclosure throughout the Prospectus to reflect the Transaction.

The Company notes to the Staff that the Transaction did not close and is not being pursued.

8.	Please revise the Fees and Expenses table to show any fees (including collateral management fees and loan servicing fees) paid by the Company relating to any of the Company’s consolidated collateralized loan obligation (“CLO”) vehicles as a separate line item above the Total Annual Expenses. In addition, to the extent there is a contractual waiver relating to these fees in place, please file such waiver as an exhibit to the Registration Statement (or incorporate it by reference) and please show this fee waiver amount for the period such fees are waived as a separate line item to the Fees and Expenses table under the Total Annual Expenses line item, followed by a line item showing the Net Annual Expenses. Further, please add footnotes to the Fees and Expenses table to explain how the fees relating to the CLO were calculated and to disclose the period for which any fees were waived, if any.

Dominic Minore, Esq.

November 15, 2016

The Company advises the Staff on a supplemental basis that it does not pay any collateral management fees or loan servicing fees related to any of the Company’s consolidated collateralized loan obligation vehicles and that there is no contractual fee waiver in place relating to any such fees. As a result, the Company does not believe it is necessary to include any additional line items (or any related footnotes) below the Total Annual Expenses line in the Fees and Expenses table of the Prospectus.

9.	Please revise the term “current run-rate” that appears in footnote 5 to the Fees and Expenses table to be in plain English.

The Company has deleted the above-referenced disclosure. See page 14 of the Prospectus.

10.	Please confirm to the Staff that the Company offered managerial assistance to any of the portfolio companies that are held by the Company’s consolidated CLO.

The Company confirms to the Staff that the Company offered managerial assistance to all of the portfolio companies that are held by the Company’s consolidated CLO.

*       *       *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry Pangas at (202) 383-0805 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:         Jonathan H. Cohen / TICC Capital Corp.

Harry Pangas, Esq. / Sutherland Asbill & Brennan LLP

Vlad Bulkin, Esq. / Sutherland Asbill & Brennan LLP